UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission File No. 33-55629

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANNTAYLOR, INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANNTAYLOR STORES CORPORATION

(Exact name of registrant as specified in its charter)

7 Times Square, New York, NY	10036
(Address of principal executive offices)	(Zip Code)

(212) 541-3300

(Registrant’s telephone number, including area code)

ANNTAYLOR, INC. SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The AnnTaylor, Inc. Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of AnnTaylor, Inc. Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 23, 2009

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Participant directed investments:
Investments at fair value:
Ann Taylor Unitized Stock Fund	$729,903	$2,423,350
Mutual funds	26,196,289	37,767,441
Interest in common/collective trusts (pooled) funds	21,548,443	19,648,284
Loans to participants	1,173,343	1,221,780

Total investments	49,647,978	61,060,855

Receivables:
Employer contributions	169,459	157,786
Employee contributions	304,232	313,204
Dividends and interest	19,364	8,917
Loan repayments	12,721	13,283

Total receivables	505,776	493,190

Cash	96	—

Total assets	50,153,850	61,554,045

Liabilities:
Contributions refundable	18,161	7,691

Total liabilities	18,161	7,691

Net assets available for benefits (at fair value)	50,135,689	61,546,354
Adjustments from fair value to contract value for fully benefit responsive investment contracts	635,429	(37,299)

Net assets available for benefits	$50,771,118	$61,509,055

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Investment income:
Interest and dividend income	$842,849	$1,741,201
Net (depreciation) appreciation in fair value of investments	(19,411,837)	347,590

Net investment (loss) income	(18,568,988)	2,088,791

Contributions:
Employer contributions	5,437,171	2,283,589
Employee contributions	11,043,274	8,413,497
Rollover contributions	1,128,854	1,252,070

Total contributions	17,609,299	11,949,156

Net (reductions) / additions	(959,689)	14,037,947
Expenses:
Benefits paid to participants	9,778,248	8,646,745

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(10,737,937)	5,391,202
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	61,509,055	56,117,853

End of year	$50,771,118	$61,509,055

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the AnnTaylor, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, which is available from the Plan administrator, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established in July 1989 by AnnTaylor, Inc. (the “Company”), a subsidiary of AnnTaylor Stores Corporation. All full-time employees of the Company who have completed thirty consecutive days of employment (consisting of at least 30 hours of service per week) and all part-time employees who have attained the 1,000 hours and one year of service requirement with the Company or its subsidiaries and affiliates are eligible to make pre-tax and after-tax salary contributions. Employees must complete one year of service and attain 1,000 hours to be eligible for Company matching contributions. The Plan has an automatic enrollment feature which will automatically enroll all eligible employees thirty days after meeting the eligibility provisions previously described. Any employee can elect out of the Plan at anytime. The Administrative Committee of the Plan controls and manages the operation and administration of the Plan.

Ameriprise Trust Company served as the trustee of the Plan through March 31, 2007. Wachovia Retirement Services served as the trustee of the Plan from April 1, 2007 through September 30, 2007. Beginning October 1, 2007, Charles Schwab Retirement Plan Services, Inc. (the “Plan Trustee”) became the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2006, Wachovia Bank, N.A. acquired the Ameriprise Trust Company 401(k) recordkeeping business. The transaction closed on June 1, 2006 and all of recordkeeping and administrative services for the Plan were transitioned from the Ameriprise Trust Company to Wachovia Retirement Services on April 1, 2007. On October 1, 2007, the Company transitioned all recordkeeping and administrative services for the Plan from Wachovia Retirement Services to Charles Schwab Retirement Plan Services, Inc.

Contributions

Prior to October 1, 2007, the Company contributed a maximum of 50% with respect to the first 3% of each participant’s pre-tax contributions, and / or after-tax contributions. Beginning on October 1, 2007, the Company contributes a maximum of 100% with respect to the first 3% and 50% with respect to the next 3% of each participant’s pre-tax contributions and / or after-tax contributions after an associate completes one year of service during which he or she worked 1,000 hours. All Company contributions are made in cash.

Effective January 1, 2008, all associates can contribute up to the statutory limits. From January 1, 2007 through December 31, 2007, participants (excluding “highly compensated employees”) could contribute up to 75% of their compensation in pre-tax and / or after-tax contributions up to the statutory limits. “Highly compensated employees” could defer no more than 5% of their eligible compensation as pre-tax contributions and could defer no more than 1% of their eligible compensation as after-tax contributions through December 31, 2007.

A participant’s aggregate pre-tax contributions could not exceed $15,500 in 2008 and 2007, except that participants who have attained age 50 or will attain age 50 during the Plan year are eligible to make certain “catch up” contributions permitted by federal pension laws. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION (CONTINUED)

Investments

Plan participants are able to direct the investment of their Plan holdings (employer and employee) into various investment options offered under the Plan on a daily basis. The investment options consist of 18 funds comprised of mutual funds and common/collective trusts (pooled) funds, including the Ann Taylor Unitized Stock Fund.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) earnings allocable to investments credited to each participant’s account. Participants are entitled to the vested balance in their account.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. However, if the loan is for the purchase of a primary residence, the term may be extended up to ten years. The loans are secured by 50% of the balance in the participant’s account up to the amount of the loan and bear interest at a rate as determined by the Plan Trustee and authorized by the Plan’s Administrative Committee based on the prevailing Prime Rate at the time of the loan plus 1%.

Vesting

Beginning on October 1, 2007, the Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have two years of service, at which time they are 100% vested. Prior to October 1, 2007, participants of the Plan had no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they had two years of service, at which time they were 25% vested. Vesting increased by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant’s account balance upon their retirement on or after age 65, death or total disability.

Participants are fully vested at all times with respect to employee contributions and earnings thereon.

Contributions Refundable

The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code (“IRC”) limits.

Payment of Benefits

Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement on or after age 65, death, total disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $1,000 may elect deferred payment.

Forfeitures

Forfeited nonvested contributions are applied towards Company matching contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $77,527 and $4,757, respectively. During the years ended December 31, 2008 and 2007, forfeitures of $65,335 and $179,136, respectively, were utilized to reduce Company contributions.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are detailed below:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan’s investments in mutual funds are valued based on quoted market prices. The fair value of the investments in common/collective trusts (pooled) funds is determined by each fund’s trustee based on the fair value of the underlying securities within the fund. The Ann Taylor Unitized Stock Fund is valued at the year end unit closing price. The stable value fund is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position, (“FSP”) Audit and Accounting Guide (“AAG”) INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants (“AICPA”) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP 94-4-1”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by FSP 94-4-1.

Interest on investments is recorded on an accrual basis as earned. Dividend income is recorded on ex-dividend date. Security transactions are recorded as of the trade date. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $53,374 and $2,582 at December 31, 2008 and 2007, respectively.

Administrative Costs

Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Plan makes available various investment options for participant directed investments, including mutual funds, common/collective trusts and the Ann Taylor Unitized Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. The recent global financial crisis and recent distress in the financial markets has resulted in extreme volatility in security prices, and a resulting decline in the Plan’s investment valuations. It is difficult to predict how long the current economic, capital, and credit market conditions will continue, and Plan management cannot estimate what impact they will have on the investment securities of the Plan.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provision of SFAS No. 157 January 1, 2008 and it did not have a material impact on its Financial Statements. See Note 3.

On October 10, 2008, the FASB issued FSP FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, (“FSP FAS No. 157-3”) which clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP FAS No. 157-3 is effective immediately and includes those periods for which financial statements have not been issued. The adoption of FSP FAS No. 157-3 did not have a material impact on the Plan’s Financial Statements.

3.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS 157, which defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investment that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by Charles Schwab. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/collective Trusts and the Ann Taylor Unitized Stock Fund

These investments are public investment securities valued using the NAV provided by Charles Schwab. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Loans to Participants:

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

The table below segregates all financial assets and liabilities as of December 31, 2008 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Inobservable Inputs (Level 3)
	(in thousands)
Ann Taylor Unitized Stock Fund	$729,903	$—	$729,903	$—
Mutual funds	26,196,289	26,196,289	—	—
Interest in common/collective trusts (pooled funds)	21,548,443	—	21,548,443	—
Loans to participants	1,173,343	—	—	1,173,343

Total assets	$49,647,978	$26,196,289	$22,278,346	$1,173,343

The following table presents a reconciliation for all Level 3 investments, representing participant loans, measured at fair value for the year ended December 31, 2008.

Beginning balance, December 31, 2007	$1,221,780
Additional loans granted	801,007
Paid directly to participant or beneficiary	(331,909)
Repayment of principal	(517,535)

Ending balance, December 31, 2008	$1,173,343

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS

The Plan Trustees invest all employee and Company contributions, as well as earnings thereon, in accordance with participant direction and the terms of the Plan. The Plan Trustees have custody of all assets in the funds. Investments at fair value that represented five percent or more of the Plan’s net assets at December 31 were as follows:

	2008	2007
Mutual Funds:
Davis New York Venture Fund A	$7,171,121	$13,635,044
Thornburg International Value I	4,051,767	6,054,399
PIMCO Total Return Fund	3,469,836	—
Growth Fund of America R3	3,331,784	4,655,045
Schwab S&P 500 Index - Select Shares	2,977,450	4,295,251
Interests in Common/Collective Trusts (Pooled) Funds:
Schwab Stable Value Fund (1)	13,088,726	—
Schwab Managed Retirement Trust Fund Cl II - 2040	3,097,842	3,143,497
Ann Taylor Stable Value Fund (2)*	—	11,611,658
Employer Securities:
Ann Taylor Unitized Stock Fund	—	2,423,350

*	Fund is comprised of The Charles Schwab Stable Value Fund and RVST Income Fund II.

(1)	Contract value was $13,724,155 at December 31, 2008.

(2)	Contract value was $11,574,359 at December 31, 2007.

Fund amounts are only listed for the year(s) required.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS (CONTINUED)

For 2008 and 2007 the Plan’s investments, including investments bought and sold, as well as held during each year, (depreciated)/appreciated in fair value as follows:

	2008	2007
AIM Constellation Fund	$—	$499,036
Ann Taylor Unitized Stock Fund	(1,670,611)	(630,634)
AnnTaylor Stable Value Fund	71,721	138,086
Artisan Small Cap Fund	—	109,301
Buffalo Small Cap Fund	(891,358)	(529,850)
Davis NY Venture Fund A	(5,150,835)	(644,628)
DFA U.S. Large Cap Value Fund	(636,234)	(121,963)
GMO U.S. Value Fund (Class M)	—	(34,755)
Growth Fund of America R3	(2,010,234)	(455,073)
Northern Small Cap Value Fund	(31,109)	(4,467)
Oppenheimer Main St Small Cap A	(927,496)	(487,155)
PIMCO Total Return Fund	(188,019)	86,000
Royce Low-Priced Stock Fund	—	185,926
RS Emerging Growth Fund	—	265,975
RVS Balanced Fund (Class Y)	—	27,518
RVS Large Cap Equity Fund Class R4	—	1,164,568
RVST Equity Index Fund II	—	371,002
RVST Income Fund II	—	343,516
RVST Long-Term Horizon Fund (65:35)	—	371,551
RVST Medium-Term Horizon Fund (50:50)	—	136,723
RVST Short-Term Horizon Fund (25:75)	—	30,018
Schwab Managed Retirement Trust Fund Cl II - 2010	(148,126)	(9,791)
Schwab Managed Retirement Trust Fund Cl II - 2020	(494,689)	(36,394)
Schwab Managed Retirement Trust Fund Cl II - 2030	(1,111,150)	(117,804)
Schwab Managed Retirement Trust Fund Cl II - 2040	(1,477,612)	(154,001)
Schwab Managed Retirement Trust Fund Cl II - 2050	(285,261)	(11,953)
Schwab Managed Retirement Trust Fund Cl II - Income	(23,185)	37,137
Schwab S&P 500 Index - Select Shares	(1,718,136)	(290,069)
Schwab Stable Value Fund	428,598	—
Templeton Foreign Fund	—	639,021
Thornburg International Value I	(2,809,988)	(516,450)
Vanguard Mid Cap Index	(338,113)	(12,801)

Net (depreciation)/appreciation in fair value of investments	$(19,411,837)	$347,590

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.	STABLE VALUE FUND

The Charles Schwab Stable Value Fund (the “Fund”) is a collective trust fund sponsored by The Charles Schwab Trust Company, a division of Charles Schwab Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s net asset value (NAV), which is calculated daily. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a daily basis, as part of the daily calculation of net asset value. There is no guarantee that the Fund will be able to maintain value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraph. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

While individual participant withdrawals made in accordance with the Plan would continue to be honored at contract value even if the withdrawal is precipitated by an employer-initiated event, such as a layoff, early retirement window, sale of a division, etc, all employer sponsored withdrawals attributable to said event that would exceed a specified level, and which could potentially harm the remaining shareholders of the Fund, can be postponed by the Fund for up to 12 months.

6.	PRIORITIES UPON TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participants will become 100% vested in their accounts.

7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated September 18, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s benefits counsel believe that no amendment adversely impacted the Plan’s compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008, the Plan held 111,606 units of the Ann Taylor Unitized Stock Fund with a cost basis of $2,156,975 and at December 31, 2007, the Plan held 85,874 units of the Ann Taylor Unitized Stock Fund with a cost basis of $2,286,412.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total investments per the financial statements as of December 31, 2008 and 2007 to Form 5500:

	2008	2007
Total investments per the financial statements	$49,647,978	$61,060,855
Participants payments in-transit	—	10,553

Total investments per Form 5500	$49,647,978	$61,071,408

The following is a reconciliation of receivables per the financial statements as of December 31, 2008 and 2007 to Form 5500:

	2008	2007
Total receivables per the financial statements	$505,776	$493,190
Participants payments in-transit	—	(10,553)

Total receivables per Form 5500	$505,776	$482,637

The following is a reconciliation of liabilities per the financial statements as of December 31, 2008 and 2007 to Form 5500:

	2008	2007
Total liabilities per the financial statements	$18,161	$7,691
Benefits payable	—	2,582

Total liabilities per Form 5500	$18,161	$10,273

The following is a reconciliation of adjustment from fair value to contract value per the financial statements as of December 31, 2008 and 2007 to Form 5500:

	2008	2007
Adjustment from fair value to contract value per financial statements	$635,429	$(37,299)
Adjustments from fair value to contract value	(635,429)	37,299

Adjustments from fair value to contract value per Form 5500	$—	$—

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2008 to total income per Form 5500:

2008
Total reductions per the financial statements	$(959,689)
Prior year adjustment from fair value to contract value	(37,299)
Adjustment from fair value to contract value	(635,429)

Total income per Form 5500	$(1,632,417)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

2008
Total deductions per the financial statements	$9,778,248
Benefits payable, prior year	(2,582)

Total deductions per Form 5500	$9,775,666

ANNTAYLOR, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
Yes	Ann Taylor Unitized Stock Fund	Employer Securities	**	$729,903
Yes	The Charles Schwab Stable Value Fund	Common Collective Trust Fund	**	13,088,726
Yes	Schwab Managed Ret 2010 CI II	Common Collective Trust Fund	**	432,792
Yes	Schwab Managed Ret 2020 CI II	Common Collective Trust Fund	**	1,369,708
Yes	Schwab Managed Ret 2030 CI II	Common Collective Trust Fund	**	2,490,026
Yes	Schwab Managed Ret 2040 CI II	Common Collective Trust Fund	**	3,097,842
Yes	Schwab Managed Ret 2050 CI II	Common Collective Trust Fund	**	892,666
Yes	Schwab Managed Ret Income II	Common Collective Trust Fund	**	176,683
No	Buffalo Small Cap	Registered Investment Company	**	2,022,039
No	Davis New York Venture Fund A	Registered Investment Company	**	7,171,121
No	DFA U.S. Large Cap Value	Registered Investment Company	**	969,768
No	Growth Fund of America R3	Registered Investment Company	**	3,331,784
No	Northern Small Cap Value	Registered Investment Company	**	154,773
No	Oppenheimer Main St Small Cap A	Registered Investment Company	**	1,518,360
No	Pimco Total Return Fund	Registered Investment Company	**	3,469,836
Yes	Schwab S&P 500 Index - Select Shares	Registered Investment Company	**	2,977,450
No	Thornburg Intl Value I	Registered Investment Company	**	4,051,767
No	Vanguard Mid Cap Index	Registered Investment Company	**	529,391
Yes	Loans to Participants	Loans bearing interest at rates between 4.25% and 9.25% and maturing between 2009 and 2018		1,173,343

				$49,647,978

Employer Identification Number: 51-0297083

Plan Number: 001

**	Cost information has been omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AnnTaylor, Inc. Savings Plan

Date: June 23, 2009	By:	/s/ Michael J. Nicholson
Michael J. Nicholson Executive Vice President, Chief Financial Officer and Treasurer, AnnTaylor, Inc.

EXHIBIT INDEX

Exhibit No.

23	Consent of Deloitte & Touche LLP.